December 14, 2000


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Simmons Media Group, Inc.
                           Registration Statement on Form S-1
                           File Number 333-43652
                           Request for Withdrawal

Ladies and Gentlemen:

         Simmons Media Group, Inc. (the "Registrant") hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-43652 (the "Form S-1 Registration Statement"), originally filed with the Commission on August 11, 2000. The Registrant believes that terms that could be obtained in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the proposed offering. No securities have been sold under the Form S-1 Registration Statement and all activity in pursuit of the public offering has been discontinued.

         Accordingly, we request an order granting withdrawal of the Form S-1 Registration Statement issued by the Commission as soon as possible.

         Should you have any questions regarding this matter, please contact Laura S. Harper at (202) 776-2029 or Harry S. Pangas at (202) 776-2356.


                                                       Very truly yours,

                                                       Simmons Media Group, Inc.


                                                   By:  /s/Bruce W. Thomas
                                                       -------------------------
                                                         Bruce W. Thomas
                                                         Chief Financial Officer
                                                         and Executive Vice
                                                         President